Exhibit 99.1

China Zenix Announces 2016 Annual General Meeting of Shareholders

ZHANGZHOU, China, October 28, 2016 — China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced that the 2016 annual general meeting (“AGM”) of shareholders of China Zenix Auto International Limited (the “2016 Annual General Meeting of Shareholders”) will be held on Monday, December 5th, 2016 at 10:00 a.m., Beijing time, at the Company’s office located at No. 1608, North Circle Road State Highway, Zhangzhou, Fujian Province, People’s Republic of China, 363000.

Holders of record of American Depositary Shares (“ADSs”) or ordinary shares at the close of business on November 7th, 2016 will be entitled to attend and vote at the AGM. Holders of ADSs representing ordinary shares are entitled to receive notice of, and vote at, the AGM or at any adjournment that may take place. Beneficial owners of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADR program, BNY Mellon.

Proxy materials describing the various matters to be voted upon at the AGM, along with a Proxy Card enabling shareholders to indicate their vote on each matter, will be mailed on or about November 14th, 2016 to all shareholders entitled to vote at the AGM.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 715 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 32 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2016. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Relations

Tel: +1-646-726-6511

Email: zx@compassbell.com

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